Exhibit 99.1

11 Hamenofim St., Building B, Herzliya 4672562, Israel

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2025

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Dear NeuroSense Therapeutics Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders (the “Meeting”) of NeuroSense Therapeutics Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on December 30, 2025 at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

The Meeting is being called for the following purposes:

1.      To approve the grant of restricted shares to the non-management directors of the Company for 2024.

2.      To approve the grant of restricted shares to the non-management directors of the Company as equity compensation in lieu of deferred cash fees to maintain financial flexibility.

3.      To approve the grant of restricted shares to Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters. Our Board of Directors unanimously recommends that you vote in favor of the above proposals, which will be described in the accompanying Proxy Statement.

Shareholders of record at the close of business on November 21, 2025 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and the accompanying Proxy Statement, please (i) vote online or (ii) mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

NeuroSense Therapeutics Ltd.

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PROXY STATEMENT

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SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”), to be voted at a Special Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held 4:00 p.m. (Israel time) on December 30, 2025, at our offices at 11 Hamenofim St., Building B, Herzliya 4672562, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about November 26, 2025 to holders of NeuroSense ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on November 21, 2025, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting

Agenda Items

The Meeting is being called for the following purposes:

1.      To approve the grant of restricted shares to the non-management directors of the Company for 2024.

2.      To approve the grant of restricted shares to the non-management directors of the Company as equity compensation in lieu of deferred cash fees to maintain financial flexibility.

3.      To approve the grant of restricted shares to Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On November 19, 2025, we had 29,699,319 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, November 21, 2025, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our amended and restated articles of association (the “Articles”), the quorum required for general meetings of shareholders is at least two shareholders present in person or by proxy (including by voting deed) holding 25% or more of our voting rights. A meeting adjourned for lack of a quorum will be adjourned to the following week on the same day, at the same time and at the same place. If a legal quorum was also not present at the adjourned meeting a half an hour after the time scheduled for it, the members present will be considered a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon (together, the “Special Majority”):

•        approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•        the total number of shares held by shareholders who are not controlling shareholders and do not have a personal interest in the proposal (as described in the previous bullet point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 3, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposal 3 is a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not. A personal interest excludes (i) a personal interest arising solely from the fact of holding shares in the Company and (ii) a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal 3; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote whether or not such shareholder is a controlling shareholder or has a personal interest. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and DOES NOT have a personal interest in Proposal 3. If you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposal 3 (in which case your vote will only count for or against the ordinary majority, and not for or against the Special Majority required for approval of Proposal 3), please notify Or Eisenberg, the Company’s Chief Financial Officer, by telephone at phone number (551) 755-4134 or by email at or@neurosense-tx.com). If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and you are a controlling shareholder or possess a personal interest in the approval of Proposal 3, you may also contact the representative managing your account of that status, and they in turn should notify the Company as described in the preceding sentence.

How You Can Vote

You can vote your shares by (i) voting online, (ii) completing and signing a proxy card or voting instruction form or (iii) attending the Meeting. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (“Equiniti”), these proxy materials are being sent directly to you. If you choose not to vote online, the form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. We will not be able to count a proxy card unless the Company receives it in the enclosed envelope, not later than forty-eight (48) hours before the time fixed for the Meeting (that is, by 4:00 p.m. (Israel time) on December 28, 2025, or such later deadline prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. (Israel time) on December 30, 2025 (or such later deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on November 21, 2025. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 21, 2025, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with AST, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by submitting a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by a proxy that is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 26, 2025. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by Broadridge or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, https://www.neurosense-tx.com. The contents of that website are not a part of this Proxy Statement.

Executive Officer Compensation

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”) for the year ended December 31, 2024, see “Item 6B. Compensation” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on April 7, 2025.

PROPOSAL NO. 1

grant of restricted shareS TO non-management directors FOR 2024

The Israeli Companies Law requires that the terms of service and employment of a company’s director be approved by the company’s compensation committee, the board of directors and the shareholders of the company.

In consideration of the service of the directors to the Company, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the grant for 2025 of up to 60,000 restricted ordinary shares of the Company to each of Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Roy Golan, and the grant of up to 75,000 restricted shares to Mark Leuchtenberger, the Chairman of the Board, all under the Company’s 2018 Share Incentive Plan (the “Plan”). The proposed restricted shares would vest on the one year anniversary of the Meeting and would accelerate upon the occurrence of a pre-New Drug Submission (NDS) meeting with Health Canada. For each of the directors that are subject to Israeli tax, the shares will be granted under the capital gains track pursuant to Section 102 of the Israeli Income Tax Ordinance.

The Company’s Compensation Policy provides that the total market value of annual equity-based grants at the time of the grant to the directors and to the Chairman shall not exceed $250,000 and $300,000, respectively. The market value of the proposed restricted share grants to each of Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Roy Golan, on October 16, 2025, the date of approval by the Board of the proposed grants, based on the closing price of the Company’s ordinary shares on Nasdaq on such date ($1.22), was approximately $73,200 (which does not taken into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes). The market value of the proposed restricted share grant to Mark Leuchtenberger as of such date was approximately $91,500 (which does not take into account the vesting period and/or restrictions that would apply in the case of valuation for accounting purposes). The actual market value of the restricted share grants will be based on the market value of the Company’s ordinary shares at the time of the Meeting and in any event will not exceed the amounts set forth in the Compensation Policy. Therefore, in the event that the market value of the Company’s ordinary shares is significantly higher on the date of the Meeting such that the value of the proposed grants, together with the grants proposed in Proposal 2, would exceed the limits in the Compensation Policy, the number of restricted shares granted to the non-management directors under this Proposal shall be adjusted downward to the highest number of restricted shares possible that does not exceed these limits.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 60,000 restricted shares to each of Christine Pellizzari, Cary Claiborne, Revital Mandil-Levin and Roy Golan, and the grant of 75,000 restricted shares to Mark Leuchtenberger, for 2024.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 2

grant of restricted shareS TO non-management directors IN LIEU OF CASH FEES NOT PAID TO SUCH DIRECTORS

The Israeli Companies Law requires that the terms of service and employment of a company’s director be approved by the company’s compensation committee, the board of directors and the shareholders of the company.

Due to the Company’s limited cash resources, none of our non-management directors has received any cash fees in consideration for his/her services as director and as a member of a committee of the board, for the fourth quarter of 2024 and for all of 2025. Accordingly, as of the date of this Proxy Statement, Christine Pellizzari and Cary Claiborne are each owed $81,250, Revital Mandil-Levin and Roy Golan are each owed $62,500, and Mark Leuchtenberger, the Chairman of the Board, is owed $100,000. In lieu of the payment of such fees, and in order to maintain the Company’s financial flexibility, the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the issuance of restricted ordinary shares of the Company to each such director. The number of ordinary shares proposed to be granted is to be based on a value of $1.22 per one ordinary share, the closing price of the ordinary shares on Nasdaq on October 16, 2025, the date of approval by the Board of such grants, with the value of the of restricted shares to be granted to be 150% of the cash amount due to the fluctuating market price of the ordinary shares, the fact that the restricted ordinary shares will only vest in the future and the potential limits on the directors’ ability to sell the ordinary shares thereafter.

Based on the above, we are proposing to issue to each of Christine Pellizzari and Cary Claiborne 99,898 restricted shares, each of Revital Mandil-Levin and Roy Golan 76,844 restricted shares and to issue to Mark Leuchtenberger 122,951 restricted shares, all under the Plan, in lieu of the cash fees owed to them. The proposed restricted shares would vest on the thirteenth (13th) monthly anniversary of the date of the Meeting (January 30, 2027) and would accelerate on upon the occurrence of a pre-NDS meeting with Health Canada. For each of the directors that are subject to Israeli tax, the shares will be granted under the capital gains track pursuant to Section 102 of the Israeli Income Tax Ordinance.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 99,898 restricted shares to each of Christine Pellizzari and Cary Claiborne, 76,844 restricted shares to each of Revital Mandil-Levin and Roy Golan, and the grant of 122,951 restricted shares to Mark Leuchtenberger, in lieu of cash fees not paid to such directors.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 3

grant of restricted shareS TO alon ben-noon, the company’s chief executive officer and a director of the company

The Israeli Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company.

Due to the Company’s limited cash resources, the cash bonuses approved by the Compensation Committee and Board of Directors for Mr. Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company, for each of 2022 and 2023 in the amounts of approximately $305,500 and $331,150, respectively (both amounts of which were previously waived by Mr. Ben-Noon due to the financial condition of the Company), and for the year 2024 in the amount of approximately $293,500, or an aggregate of approximately $930,150, has not been paid to Mr. Ben-Noon. The cash bonus plans for all such years were previously approved by the Company shareholders. In lieu of the payment of such fees, to help support the Company’s financial flexibility the Compensation Committee and the Board have approved, and are recommending that the shareholders approve, the issuance of restricted ordinary shares of the Company to Mr. Ben-Noon.

Specifically, we are proposing to issue to Mr. Ben-Noon 253,810 restricted shares in lieu of the cash bonuses that were not paid to Mr. Ben-Noon. The number of ordinary shares proposed to be granted was based on a value of $1.22 per one ordinary share, which was the closing price of the ordinary shares on Nasdaq on October 16, 2025, the date of approval by the Board of such grant, with the value of the of restricted shares to be granted to be 150% of the cash amount due as a result of the fluctuating market price of the ordinary shares, the fact that the restricted ordinary shares will only vest in the future and the potential limits on Mr. Ben-Noon’s ability to sell the ordinary shares thereafter.

In addition, to adjust for the increase in the number of our ordinary shares over the last few years, we are proposing to issue Mr. Ben-Noon an additional 106,967 restricted shares. Thus, we are proposing to issue Mr. Ben-Noon an aggregate of 360,777 restricted shares.

The proposed restricted shares would vest seventy five (75%) percent after eighteen (18) months and twenty five (25%) after two years, commencing on the date of the Board approval of the applicable grant, with full acceleration upon a pre-NDS meeting with Health Canada. The shares will be granted under the capital gains track pursuant to Section 102 of the Israeli Income Tax Ordinance.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 360,777 restricted shares to Alon Ben-Noon, the Company’s Chief Executive Officer and a director of the Company, in lieu of cash bonuses not paid to Mr. Ben-Noon for 2022, 2023 and 2024, and to adjust for the increase in the number of our ordinary shares over the last few years.”

The approval of the Special Majority, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 7, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at https://neurosense.investorroom.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Herzliya, Israel

November 20, 2025